UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2024

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On April 23, 2024, Turbo Energy, S.A. posted an updated investor presentation, which is furnished as Exhibit 99.1 to this report.

Exhibits

Exhibit No.	Description

Exhibit 99.1	Investor Presentation of Turbo Energy, S.A. dated April 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024	Turbo Energy, S.A.

	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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